MANAGEMENT AGREEMENT

THIS MANAGEMENT AGREEMENT (this "Agreement") is made and entered into with terms effective as of November 15, 2019 to February 29, 2020 by and between JMREP 23, LLC. ("Company"), and Tulsa Real Estate Fund, LLC. ("Portfolio Manager").

RECITALS

WHEREAS, the Company refinanced Parsons Student Housing (the "Project") located at 862 and 875 Parsons Street, Atlanta, Georgia 30014.

WHEREAS, the Company desires to appoint the Portfolio Manager to provide certain services for the Company with respect to overseeing the development of the Project until all development work is completed and oversee the day to day operations of the Property Management Company and Portfolio Manager desires to accept such appointment;

NOW, THEREFORE, in consideration of the foregoing, of the mutual promises of the parties hereto and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, it is agreed as follows:

1. Appointment. The Company hereby appoints the Portfolio Manager to render services to the Company and confirms and ratifies the appointment of the Portfolio Manager with respect to services rendered for the Company to date, in supervising and overseeing the development of the Project and to the overseeing of the day to day operations as herein contemplated.

2. Authority. The Portfolio Manager shall have the authority and the obligation to perform the services described in Paragraphs 3, 4, 5 and 6 below. Portfolio Manager's services shall be performed in the name of and on behalf of the Company.

3. Pre-Construction. The Portfolio Manager shall perform all of the following services:

   (a) Choose the products and materials necessary to equip the Project in a manner consistent with its intended use.

   (b) If appropriate, prepare pre-qualification criteria for bidders interested in the Project, establish bidding schedules and conduct pre-bid conferences to familiarize bidders with the bidding documents and management techniques with any special systems, materials or methods.

   (c) Assist the Company in dealing with local organizations, adjoining landowners and other parties interested in the development of the Project.

   (d) Secure all necessary land use approvals.

   (e) Select the architect ("Architect") and other professional advisors.

   (f) Negotiate and cause to be executed in the name of the Company, agreements for architectural, engineering, testing or consulting services for the Project.

   (g) Negotiate and determine the terms of construction financing.

   (h) Prepare a preliminary critical path schedule.

4. Plans and Specifications. The Portfolio Manager shall perform the following services:

   (a) Coordinate the preparation of the plans and specifications (the "Plans and Specs") for the property and recommend alternative solutions whenever design details affect construction feasibility or schedules.

   (b) Ensure that the Plans and Specs follow all applicable codes, laws, ordinances, rules and regulations.

   (c) In collaboration with the Architect, establish and implement procedures for expediting the processing

and approval of shop drawings and samples.

5. Construction Services. The Portfolio Manager shall perform the following services:

(a) Establish and implement appropriate administrative and financial controls for the construction of the Project, including, but not limited to:

i. Coordination and administration of the Architect or engineer, the general contractor and other contractors, professionals and consultants employed in connection with the Construction or rehabilitation of the Project;

ii. Administration of any Construction contracts on behalf of the Company;

iii. Participation in conferences and the rendering of such advice and assistance as will aid in developing economical, efficient and desirable design and Construction procedures;

iv. The rendering of advice and recommendations as to the selection procedures for and selection of subcontractors and suppliers;

v. The submission of any suggestions or requests for changes which could in any reasonable manner improve the design, efficiency or cost of the Project;

vi. Applying for and maintaining in full force and effect any and all governmental permits and approvals required for the lawful Construction of the Project;

vii. Compliance with all terms and conditions applicable to Company or the Project contained in any governmental permit or approval required or obtained for the lawful Construction of the Project, or in any insurance policy affecting or covering the Project, or in any surety bond obtained in connection with the Project;

viii. Furnishing such consultation and advice relating to the Project as may be reasonably required;

ix. Keeping the Company fully informed on a regular basis of the progress of the design and Construction of the Project, including the preparation of such reports as are provided for herein or as may reasonably be requested; and

x. Giving or making Company's instructions, requirements, approvals and payments provided for in the agreements with the Architect, general contractor, and other contractors, professionals and consultants retained for the Project.

(b) Cause Construction of the Project to be performed in a diligent and efficient manner, consistent with good workmanship, including:

i. Obtain required building permits;

ii. Ensuring all Construction is consistent with the Plans and Specs, including any required off-site work, as they may be amended with consent of any Lender; and

iii. General administration and supervision of Construction of the Project, including but not limited to activities of subcontractors and their employees and agents, and others employed by the Project in a manner which complies in all respects with the Plans and Specs;

iv. Compliance with any and all zoning regulations, county ordinances, including health, fire and safety regulations, and any other requirements of federal, state and local laws, rules, regulations and ordinances applicable to Construction of the Project; and

v. Insuring that the Project is constructed free and clear of all mechanics' and materialmen's liens.

(c) Receive bids, prepare bid analysis and make recommendations to the Company for award of contracts or rejection of bids.

(d) Investigate and recommend a schedule for purchase by the Company of all materials and equipment requiring long lead time procurement.

(e) Coordinate schedule with Architect and expedite and coordinate delivery of purchases.

(f) Develop and implement a procedure for the review and processing of applications by subcontractors for progress and final payments and monitor disbursement and payment of amounts owed Architects and the subcontractors.

(g) Record the progress of the Project and submitting written progress reports to the Company and Architect, including the percentage of completion and the number and amounts of change orders.

(h) Keep, or cause to be kept, accounts and cost records as to the Construction of the Project; assemble and retain all contracts, agreements and other records and data as may be necessary to carry out Portfolio Manager's functions hereunder.

(i) Make available to the Company, during normal business hours and upon the Company's written request, copies of all material contracts and subcontracts.

(j) Provide, and periodically update, Project Construction time schedule which coordinates and integrates Architect's services with Construction schedules.

(k) Coordinate the work of Architect to complete the Project in accordance with the objectives as to cost, time and quality, and provide sufficient personnel at the Project with authority to achieve such objectives.

(l) Provide a detailed schedule of realistic activity sequences and durations, allocation of labor and materials and processing of shop drawings and samples.

(m) Provide regular monitoring of the schedule as Construction progresses, identify potential variances between scheduled and probable completion dates, review the schedule for work not started or incomplete, recommend to the Company adjustments in the schedule to meet the probable completion date, provide summary reports of such monitoring, and document all changes in the schedule.

(n) Recommend courses of action to the Company when requirements of subcontracts are not being fulfilled.

(o) Revise and refine the approved estimate of Construction cost, incorporate changes as they occur, and develop cash flow reports and forecasts as needed.

(p) Provide regular monitoring of the approved estimate of Construction costs, show actual costs for activities in process and estimates for uncompleted tasks, identify variances between actual and budgeted or estimated costs and advise the Company whenever projected costs exceed budgets or estimates.

(q) Develop and implement a system for review and processing of change orders as to Construction of the Project.

(r) Deliver to the Company a dimensioned as-built ALTA/ACSM Survey of the real property (locating only buildings) and as-built drawings of the Project Construction.

(s) Obtain an Architect's certificate that the work on the Project is substantially complete, and inspect the Architect's work.

(t) Secure all building code approvals and obtain Certificates of Occupancy for all of the residential units of the Project.

(u) Take all other actions necessary to provide the Company with a facility ready for lease to tenants.

(v) Maintain, or cause to be maintained, at its expense, all office and accounting facilities and equipment necessary to adequately perform the foregoing functions.

6. Other Services. The Portfolio Manager shall perform the following services pursuant to this Agreement:

(a) Perform or assist in the marketing or leasing of units in the Project.

(b) Environmental processing, construction management, and marketing, counseling, and home buyer education

7. Compensation. The Portfolio Manager, Tulsa Real Estate Fund, LLC., will receive from JMREP 23, LLC. Seven hundred seventy-three dollars ($773.00) per month to compensate it for some of the expenses that it has incurred in providing the services called for under this Agreement. The monthly compensating total the budgeted annual salary of TREF's Portfolio Manager equally across all seven (7) assets.

8. Reimbursement of Company Expenses. In addition to the Fee payable herein, the Portfolio Manager shall receive reimbursement from the Company for any costs, fees or expenses paid to third parties and incurred in connection with the construction and development of the Project, including, without limitation of the generality of the foregoing, payments to any third party constructor for construction, engineering, appraisal market study, surveying or similar services and payments of any cash escrows or letters of credit, attorneys fees, accountants fees, or other consulting fees incurred in connection with the Project.

9. Fee Unconditional. It is expressly understood and agreed by the parties hereto that the Fee and the reimbursement of costs incurred by the Portfolio Manager in connection with the development of the Project shall be payable without regard to the income or profits of the Company.

10. Withholding of Fee Payments. In the event that (i) the Portfolio Manager shall not have substantially complied with any material provisions under this Agreement, or (ii) any construction financing commitment, or any agreement entered into by the Company for construction financing related to the Project shall have terminated prior to its respective termination date(s), or (iii) foreclosure proceedings shall have been commenced against the Project by a Bond Lender, then the Portfolio Manager shall be in default of this Agreement, and the Company shall withhold payment of any installment of the fee not yet earned by the Portfolio Manager. All amounts so withheld by the Company shall be promptly released to the Portfolio Manager only after cures of the default justifying the withholding, as demonstrated by evidence reasonably acceptable to the Company.

11. Right of Offset. The Company shall have the right to offset amounts owed hereunder to the Portfolio Manager against any obligation of the Portfolio Manager to the Company or its Members, whether such obligation is incurred in its capacity as Portfolio Manager, Managing Member, guarantor or otherwise.

12. Successors and Assigns, Termination. This Agreement shal! be binding on the parties hereto and their heirs. successors, and assigns.

13. Severability. If any one or more of the provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable, the remaining provisions of this Agreement shall remain unimpaired and shall continue in full force and effect.

14. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original copy and all of which together shall constitute one agreement binding on all parties hereto, notwithstanding that all the parties shall not have signed the same counterpart.

15. Dispute Resolution. Either party reserves the right to have any dispute between them submitted to an arbitration company selected by the Portfolio Manager and agreed upon by the Company pursuant to the rules of the arbitration service. The cost of arbitration before the selected arbitrator shall be paid by both the Company and Portfolio Manager by an agreed upon 50/50 split as both parties have equal bargaining power under this contract. The decision of the arbitrator shall be final and binding on all parties.

16. Disclosure. The Managing member of JMREP 23, LLC is Jay Morrison. The authorized signer for JMREP 23, LLC is Reshon Mitchell. The Fund Manager for the Tulsa Real Estate Fund is Jay Morrison.

17. No Continuing Waiver. The waiver by any party or any breach of this Agreement shall not operate or be construed to be a waiver of any subsequent breach.

18. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter as of the date hereof and supersedes all prior understandings, representations, proposals, discussions and negotiations whatsoever, whether oral or written, between the parties hereto.

19. Applicable Law. This Agreement shall be construed and enforced in accordance with the laws of the State.

IN WITNESS WHEREOF, the parties hereto agree to the above terms and have caused it to be executed in their names by their duly authorized agent.

Company: JMREP 23, LLC.

BY: ______________________ Date: 04 / 23 / 2020

Reshon Mitchell, Authorized Signatory

Portfolio Manager: Tulsa Real Estate Fund, LLC.

BY: ______________________ Date: 04 / 23 / 2020

Lasheita Thomas, Senior Fund Administrator